

Mail Stop 3561

February 20, 2018

Sardar Biglari
Chief Executive Officer
NBHSA Inc.
17802 1H 10 West, Suite 400
San Antonio, TX 78257

> **Re: NBHSA Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 5, 2018**
> **File No. 333-222267**

Dear Mr. Biglari:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2018 letter.

General

1. We note your response to prior comment 1. We are unable to concur with your position that the reorganization does not trigger the requirements of Rule 13e-3. We believe that the structure of the transaction makes reliance on an exception to the rule, including the exception in Rule 13e-3(g)(2), inappropriate. Please further advise or file a Schedule 13E-3 with respect to the transaction.

Questions and Answers About the Reorganization and Recapitalization, page 5

Why are you creating a new holding company, page 5

2. We note your response to our prior comment 5. Please clarify why you believe that creating a new holding company in order to create a dual class structure will "[e]liminate confusion with the legacy Steak n Shake Company." In this regard, we note that you intend to change your name to Biglari Holdings Inc. and that the current holding company is also named Biglari Holdings Inc.

The Reorganization/Recapitalization Proposal, page 19

Background of the Proposal, page 20

3. We note your response to our prior comment 11 that "[t]he potential transactions considered by the Board consisted of various forms of financial instruments." Please briefly describe the "various forms of financial instruments" considered and discuss the board's reasons for considering and rejecting such financial instruments.

You may contact Theresa Brillant at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Marc S. Gerber, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP